UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period between January 26, 2004 to March 15, 2004

CINAR Corporation

(Translation of registrant's name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☐	Form 40-F ☒

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ☐	No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation

(Registrant)

Date: March 15, 2004	By:	/s/ Stuart Snyder

Stuart Snyder
President & CEO

*Print the name and title of the signing officer under his signature.

CINAR Corporation

For the period between January 26, 2004 to March 15, 2004 :

Date	Name	Number of Shares

March 15, 2004	Micheline Charest	50,000 B
March 15, 2004	Ronald Weinberg	50,000 B
March 15, 2004	Lucy Caterina	7,500 B
March 15, 2004	Jeff Gerstein	50,000 B
March 15, 2004	Kelly Elwood	10,000 B
March 15, 2004	Mark Chernin	4,000 B
March 15, 2004	Greg Bailey	1,000 B
March 15, 2004	Ray Lambert	250 B
March 15, 2004	Pam Thayer	250 B
March 15, 2004	Steve Carson	10,000 B
March 15, 2004	Patti Carson	10,000 B
March 15, 2004	Charlie Glenn	750 B
March 15, 2004	Jennifer Weaver-Spencer	750 B

Montreal, March 16, 2004

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Attention:	Mr. Paul Dudek
Office of International Corporate Finance

Re:	CINAR Corporation (the "Company")
Variable Multiple Voting Shares (Class "A")
Limited Voting Shares (Class "B") and
Report on Form 6-K

Dear Sir,

We are pleased to confirm the following: for the period between January 26, 2004 and March 15, 2004 CINAR has not granted any options to acquire Class "B" shares of the Company.

For the same period, no options to acquire Class "A" and Class "B" shares were exercised.

However, for the same period, the following options were cancelled due to termination of employment or otherwise:

Date	Name	Number of Shares

March 15, 2004	Micheline Charest	50,000 B
March 15, 2004	Ronald Weinberg	50,000 B
March 15, 2004	Lucy Caterina	7,500 B
March 15, 2004	Jeff Gerstein	50,000 B
March 15, 2004	Kelly Elwood	10,000 B
March 15, 2004	Mark Chernin	4,000 B
March 15, 2004	Greg Bailey	1,000 B
March 15, 2004	Ray Lambert	250 B
March 15, 2004	Pam Thayer	250 B
March 15, 2004	Steve Carson	10,000 B
March 15, 2004	Patti Carson	10,000 B
March 15, 2004	Charlie Glenn	750 B
March 15, 2004	Jennifer Weaver-Spencer	750 B

Also enclosed for filing, pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended, is a copy of the Company’s Report on Form 6-K dated March 15, 2004 (the "Report"), electronically signed by an authorised person of the Company.

If you have any questions concerning the enclosed materials, please do not hesitate to call me at (514) 843-7070.

Yours truly,

/s/ Mark D. Chernin
Mark D. Chernin
Vice-President, Business and Legal Affairs

/eja

Enclosures

cc:    Richard Genest, Lucy Caterina/CINAR